Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com
CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q1 2016 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures[1]	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc2
Net sales to third parties from continuing operations	11 600	11 935	-3	1
Divisional operating income from continuing operations	2 557	2 931	-13	-5
Corporate income & expense, net from continuing operations	-106	-146	27	14
Operating income from continuing operations	2 451	2 785	-12	-5
As % of net sales	21.1%	23.3%
Income from associated companies	127	15	nm	nm
Interest expense	-185	-179	-3	-4
Other financial income and expense	-41	57	nm	nm
Taxes	-341	-372	8	3
Net income from continuing operations	2 011	2 306	-13	-4
Net income from discontinued operations[3]		10 699
Net income[3]	2 011	13 005	-85	-83
Basic earnings per share from continuing operations (USD)	0.85	0.96	-11	-3
Basic earnings per share from discontinued operations (USD)[3]		4.44
Total basic earnings per share (USD)[3]	0.85	5.40	-84	-83
Free cash flow from continuing operations[2]	1 362	1 465	-7
Core[2]
Core operating income from continuing operations	3 261	3 651	-11	-5
As % of net sales	28.1%	30.6%
Core net income from continuing operations	2 788	3 199	-13	-6
Core net loss from discontinued operations		-83
Core net income	2 788	3 116	-11	-6
Core basic earnings per share from continuing operations (USD)	1.17	1.33	-12	-5
Core basic earnings per share from discontinued operations (USD)		-0.04
Total core basic earnings per share (USD)	1.17	1.29	-9	-4
nm = not meaningful

On January 27, 2016, Novartis announced plans to further focus our divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included the transfer of the Ophthalmic Pharmaceuticals franchise from Alcon to the Pharmaceuticals Division, and the transfer of selected mature products from the Pharmaceuticals Division to Sandoz. Operationally, these transfers were completed as of April 1, 2016. The centralization of manufacturing and integration of some drug development functions, also announced on January 27, 2016, are on track for implementation by July 1, 2016.

In compliance with International Financial Reporting Standards (IFRS), Novartis updated its segment financials to reflect these transfers, both for the current and prior year, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016 to 2015 reflect this new divisional structure.

In addition, in 2015, Novartis completed a series of portfolio transformation transactions, including the acquisition of oncology assets from GSK and a 36.5% interest in GSK Consumer Healthcare Holdings, and the divestment of its Vaccines and Animal Health businesses. To reflect these transactions, Novartis reported the Group’s financial results in 2015 as “continuing operations” and “discontinued operations.” All comparisons from 2016 to 2015 are versus continuing operations, unless otherwise noted. See page 32 for a full explanation.

1 Continuing and discontinued operations are defined on page 32. In the prior-year quarter, net income from discontinued operations and net income of the Group include exceptional divestment gains.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 39. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
3 Q1 2015 included USD 12.8 billion of exceptional divestment gains from the portfolio transformation transactions and USD 0.5 billion of additional transaction related expenses.

First quarter

Net sales
Net sales were USD 11.6 billion (-3%, +1% cc) in the first quarter, as volume growth of 7 percentage points more than offset the negative impact of generic competition (-4 percentage points) and pricing (-2 percentage points). Growth Products1 contributed USD 3.9 billion or 34% of net sales, up 24% (USD) over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group Management and central services, amounted to a net expense of USD 106 million compared to USD 146 million in the prior-year quarter. This decrease is mainly due to an impairment of property, plant and equipment recorded in Corporate in the prior-year quarter.

Operating income
Operating income was USD 2.5 billion (-12%, -5% cc). Operating income margin in constant currencies decreased 1.3 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 2.2 percentage points in US dollar terms to 21.1% of net sales.

Core adjustments amounted to USD 0.8 billion (2015: USD 0.9 billion), with product divestment gains partly offset by amortization of the oncology assets acquired from GSK in Pharmaceuticals.

Excluding these items, core operating income was USD 3.3 billion (-11%, -5% cc). Core operating income margin in constant currencies decreased 1.8 percentage points, mainly due to loss of exclusivity on Gleevec, investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.5 percentage points in US dollar terms to 28.1% of net sales.

Income from associated companies
Income from associated companies amounted to USD 127 million, compared to USD 15 million in the prior-year quarter. The increase was mainly due to a smaller adjustment recognized upon publication of the 2015 actual results by Roche Holding AG compared to the adjustment recorded in the prior year upon publication of the 2014 actual results. In the first quarter we recognized an income of USD 75 million from our investment in Roche, which was our estimated share of income for the first quarter of 2016 of USD 143 million partly offset by the adjustment for 2015 actual results.

In addition, in the first quarter of 2016 we recognized an income of USD 50 million from our investment in GSK Consumer Healthcare Holdings, compared to USD 28 million in the prior-year quarter.

This income from associated companies was based on estimated results and will be adjusted to actual results in the following quarter.

Core income from associated companies increased to USD 253 million in the first quarter of 2016 from USD 221 million in the prior-year quarter. The increase was due to a higher contribution from GSK Consumer Healthcare Holdings, which accounted for USD 88 million in the first quarter of 2016 compared to USD 50 million in prior-year quarter. The increase was partially offset by a decrease in the core income contribution from Roche to USD 163 million in the first quarter of 2016 due to an adjustment for actual results of the fourth quarter of 2015, compared to USD 171 million in the prior-year quarter.

Interest expense and other financial income/expense
Interest expense was USD 185 million, broadly in line with USD 179 million in the prior-year quarter.

Other financial income and expense amounted to an expense of USD 41 million in the first quarter of 2016 compared to an income of USD 57 million in the prior-year quarter, mainly due to a negative currency result of USD 59 million in the first quarter of 2016 compared to currency gains of USD 74 million in the prior-year quarter. Offsetting factors included valuation gains on commodities of USD 14 million in the first quarter of 2016 compared to a loss of USD 1 million in the prior-year quarter and monetary losses from hyperinflation accounting of USD 20 million in the prior-year quarter.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Taxes
The tax rate in the first quarter increased to 14.5% from 13.9% in the prior-year quarter as a result of a change in profit mix from lower to higher tax jurisdictions.

The core tax rate increased to 15.2% from 14.7% in the prior-year quarter as a result of a change in profit mix from lower to higher tax jurisdictions.

Net income and EPS
Net income was USD 2.0 billion (-13%, -4% cc), broadly in line with operating income.

EPS was USD 0.85 (-11%, -3% cc), broadly in line with net income.

Core net income was USD 2.8 billion (-13%, -6% cc), broadly in line with core operating income.

Core EPS was USD 1.17 (-12%, -5% cc), broadly in line with core net income.

Total Group
For the total Group, net income amounted to USD 2.0 billion compared to USD 13.0 billion in the prior-year period, and basic earnings per share decreased to USD 0.85 from USD 5.40. The decrease was due to the income from discontinued operations, which in the prior-year period included USD 12.8 billion exceptional divestment gains from the portfolio transformation transactions and USD 0.5 billion additional transaction related expenses.

Free cash flow was USD 1.4 billion compared to USD 1.2 billion in the first quarter of 2015.

Pharmaceuticals
	Q1 2016	Q1 2015	[1]	% change
	USD m	USD m		USD	cc
Net sales	7 729	7 960		-3	1
Operating income	2 180	2 450		-11	-4
As % of net sales	28.2	30.8
Core operating income	2 602	2 855		-9	-3
As % of net sales	33.7	35.9

First quarter

Following the new divisional structure announced on January 27, 2016, results from the Pharmaceuticals Division in Q1 2016 and Q1 2015 include the Ophthalmic Pharmaceuticals products transferred in from Alcon, and exclude the selected mature products transferred out to Sandoz.

Net sales
Net sales were USD 7.7 billion (-3%, +1% cc) in the first quarter. Volume contributed 9 percentage points to sales growth. Generic competition had a negative impact of 6 percentage points and pricing had a negative impact of 2 percentage points, both largely due to Gleevec/Glivec genericization in the US. Growth Products2 generated USD 3.3 billion or 42% of division net sales. These products grew 31% (cc) over the same period last year.

Regionally, European sales (USD 2.7 billion, +9% cc) were driven by Growth Products, including Cosentyx and Gilenya. US sales (USD 2.5 billion, -4% cc) declined due to generic competition, largely for Gleevec/Glivec, Exelon and Diovan, which offset the strong performance of Growth Products. Japan sales (USD 0.6 billion, -15% cc) declined, mainly due to generic impact for Exforge and Diovan, as well as competition for Lucentis. Emerging Growth Markets (USD 1.9 billion, +5% cc) delivered growth despite a slowdown in some markets (notably Venezuela and China).

Oncology sales increased 9% (cc) to USD 3.0 billion. The oncology assets acquired from GSK continued to contribute significantly to sales growth in the quarter, as the prior-year period only included one month of sales (due to closing of the transaction on March 2, 2015). Growth drivers included Votrient (USD 166 million), Tafinlar + Mekinist (USD 150 million), Revolade/Promacta (USD 131 million) and Jakavi (USD 124 million, +44% cc), which more than offset a decline in Gleevec/Glivec (USD 834 million, -20% cc). In Neuroscience, Gilenya (USD 698 million, +12% cc) saw double-digit growth in most markets. Ophthalmology sales declined, mainly due to generic impact on Patanol, as well as competition for Lucentis (USD 452 million, -11% cc). Respiratory performance was driven by the COPD3 portfolio (USD 146 million, +15% cc) and continued uptake of Xolair (USD 192 million, +14% cc). In Cardio-Metabolic, Galvus (USD 283 million, +4% cc) grew modestly and Entresto (USD 17 million) continued to launch in additional countries. Immunology and Dermatology sales increased 39% (cc) to USD 620 million, driven by Cosentyx (USD 176 million).

Operating income
Operating income was USD 2.2 billion (-11%, -4% cc). Core adjustments totaled USD 422 million, including amortization of intangible assets of USD 609 million, mainly related to the acquired assets in Oncology and Ophthalmology, and exceptional divestment gains of USD 326 million (mainly from the divestment of 14 Established Medicines products in Japan). Prior-year core adjustments were USD 405 million, including exceptional divestment gains of USD 135 million.

Core operating income was USD 2.6 billion (-9%, -3% cc). Core operating income margin in constant currencies decreased by 1.5 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.2 percentage points to 33.7% of net sales.

1 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.
2 Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020. They include the acquisition effect of the GSK oncology assets.
3 Our chronic obstructive pulmonary disease (COPD) portfolio consists of Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Seebri Neohaler.

Core gross margin as a percentage of net sales decreased by 1.2 percentage points (cc), mainly due to higher production costs. Core R&D expenses decreased by 0.3 percentage points (cc). Core M&S expenses increased by 0.9 percentage points (cc), largely due to launch investments behind Entresto and Cosentyx. Core G&A expenses decreased by 0.1 percentage points (cc) and Core Other Income and Expense, net improved the margin by 0.2 percentage points (cc).

Pharmaceuticals product review

All comments below focus on first quarter movements in constant currencies.

ONCOLOGY
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Gleevec/Glivec	834	1 070	-22	-20
Tasigna	382	372	3	6
Subtotal Bcr-Abl franchise	1 216	1 442	-16	-13
Sandostatin	401	385	4	8
Afinitor/Votubia	367	388	-5	-2
Exjade/Jadenu	223	194	15	18
Votrient	166	57	nm	nm
Tafinlar + Mekinist[1]	150	40	nm	nm
Promacta/Revolade	131	36	nm	nm
Jakavi	124	90	38	44
Zykadia	24	16	50	54
Other	227	208	9	13
Total Oncology	3 029	2 856	6	9
1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, generated sales of USD 1.2 billion (-13% cc) in the first quarter.

Tasigna (USD 382 million, +6% cc) continued to grow, driven by the US, Europe and other markets. Growth in the US was double-digit, even with the entry of a generic version of Gleevec on February 1, 2016. Tasigna is approved for the treatment of adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Gleevec/Glivec (USD 834 million, -20% cc) sales declined, driven by the US, which saw the entry of a generic version on February 1, 2016. Gleevec is approved in more than 110 countries for the treatment of adult patients in all phases of Ph+ CML, for the treatment of patients with KIT (CD117)-positive gastrointestinal tumors (KIT+ GIST), which cannot be surgically removed and/or have metastasized, and for the treatment of adult patients following complete surgical removal of KIT+ GIST. Not all indications are available in every country.

Afinitor/Votubia (USD 367 million, -2% cc) declined slightly in the first quarter, mainly due to new treatment options for advanced renal cell carcinoma (aRCC) and advanced breast cancer in the US, partially offset by expansion in other indications, such as neuroendocrine tumors (NET) of GI or lung origin. Afinitor is an oral inhibitor of the mTOR pathway approved in combination with exemestane for the treatment of patients with HR+/HER2- advanced breast cancer after failure with a non-steroidal aromatase inhibitor, for aRCC following VEGF-targeted therapy (in the US, specifically following sunitinib and sorafenib) and for the treatment of locally advanced, metastatic or unresectable progressive pancreatic NET. In February, Afinitor was approved in the US for the treatment of advanced, progressive, well-differentiated, nonfunctional GI/lung NET. Afinitor is also approved for treatment of patients with subependymal giant cell astrocytoma and renal angiomyolipoma associated with tuberous sclerosis complex. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 401 million, +8% cc) continued to grow, driven by key markets, including the US. Sandostatin is a somatostatin analogue used to treat patients with acromegaly as well as NET. In NET, it is used for patients with symptoms of carcinoid syndrome from gastro-entero-pancreatic NET as well as for tumor control in patients with advanced NET of the midgut or unknown primary tumor location.

Exjade/Jadenu (USD 223 million, +18% cc) growth was driven by the launch of Jadenu in the US, partially offset by price reductions in several major markets in Europe. Exjade is a once-daily dispersible tablet for chronic transfusional iron overload, as well as for chronic iron overload in patients with non-transfusion-dependent thalassemia. Jadenu, an oral film-coated tablet formulation that can be swallowed whole, was approved by the FDA in 2015 and by Health Canada in February 2016 for the same indications as Exjade. In the EU, the film-coated tablet application filed under Exjade was approved in March 2016. A duplicate submission under the Jadenu name is pending. Regulatory applications for Jadenu have been submitted in Switzerland and many other countries worldwide.

Votrient (USD 166 million) is a small molecule TKI that targets a number of intracellular proteins to limit tumor growth and cell survival, which is approved in the US for the treatment of patients with aRCC, and in the EU for first-line treatment of adult patients with aRCC as well as patients who have received prior cytokine therapy for advanced disease. Votrient is also indicated for the treatment of patients with advanced soft tissue sarcoma (STS) who have received prior chemotherapy.

Tafinlar + Mekinist (USD 150 million) continued to grow in the first quarter, as the first combination of its kind for the treatment of patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma, as detected by a validated test, in the US, EU, Canada and several other markets. Tafinlar + Mekinist is the first combination of BRAF/MEK inhibitors to achieve a median overall survival of more than two years in two Phase III studies in BRAF V600+ unresectable or metastatic melanoma patients. Tafinlar and Mekinist are also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 45 and 30 countries worldwide, respectively. In addition, Tafinlar has Breakthrough Therapy designation from the FDA for treatment of non-small cell lung cancer (NSCLC) patients with BRAF V600E mutations who have received at least one prior line of platinum-containing chemotherapy, and in July 2015, the combination also received Breakthrough Therapy designation from the FDA for NSCLC patients with BRAF V600E mutations.

Promacta/Revolade (USD 131 million) growth was driven by continued uptake in the chronic immune (idiopathic) thrombocytopenic purpura (ITP) indication worldwide. Promacta/Revolade is the only approved once-daily oral thrombopoietin (TPO) receptor agonist and the only TPO receptor agonist with multiple indications in different disease states. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic ITP who have had an inadequate response or are intolerant to other treatments. In the US, Promacta is approved for patients one year and older with chronic ITP who have had an insufficient response to other treatments. In April 2016, the EC approved Revolade for patients one year and older in the same indication. Promacta/Revolade is also approved in 45 countries for the treatment of patients with severe aplastic anemia (SAA) who are refractory to other treatments, and in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy.

Jakavi (USD 124 million, +44% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, experienced strong growth in the first quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi is currently approved in more than 95 countries, including EU member states, Japan and Canada. In 2015, the EC approved Jakavi for the treatment of adult patients with polycythemia vera (PV) who are resistant to or intolerant of hydroxyurea. Jakavi is the first targeted treatment approved by the EC for these patients. More than 45 countries have approved Jakavi in the PV indication, including Switzerland, Canada and Japan, and regulatory applications have been submitted in other countries. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US, and in the first quarter of 2016 amended its license agreement to include ex-US rights to ruxolitinib in graft-versus-host disease. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Zykadia (USD 24 million, +54% cc), an oral, selective inhibitor of anaplastic lymphoma kinase (ALK), an important therapeutic target in ALK-positive NSCLC, experienced continued strong growth. Zykadia is approved in more than 50 countries worldwide. In the US, it was granted accelerated approval for the treatment of patients with ALK+ metastatic NSCLC who have progressed on or are intolerant to crizotinib. The EC also provided conditional marketing authorization for Zykadia as a treatment for adult patients with ALK+ advanced NSCLC previously treated with crizotinib. Both US and EU approvals are contingent on further verification of clinical benefit in ongoing studies. Additional regulatory reviews for Zykadia are underway worldwide.

NEUROSCIENCE
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Gilenya	698	638	9	12
Exelon/Exelon Patch	116	233	-50	-47
Other	33	35	-6	-3
Total Neuroscience	847	906	-7	-3

Gilenya (USD 698 million, +12% cc), the first once-daily oral therapy to treat relapsing forms of multiple sclerosis (RMS), continued to grow double-digit, mainly due to volume growth in both US and ex-US markets. Gilenya is approved in over 80 countries. In the first quarter of 2016, it was estimated that Gilenya has been used to treat approximately 148,000 patients in both clinical trials and the post-marketing setting, with the total patient exposure now at approximately 316,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 116 million, -47% cc) sales declined due to generic competition for Exelon Patch in the EU and US. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 85 countries, and severe AD in 14 countries, including the US. Exelon Patch is also indicated for the treatment of Parkinson’s disease dementia in more than 20 countries.

OPHTHALMOLOGY
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Lucentis	452	539	-16	-11
Travoprost Group	151	159	-5	-1
Topical Olopatadine Group	136	198	-31	-31
Systane Group	89	98	-9	-4
Other	542	586	-8	-4
Total Ophthalmology	1 370	1 580	-13	-9

Lucentis (USD 452 million, -11% cc) sales were impacted by competitive pressures. The Lucentis pre-filled syringe has now launched in 26 countries. Outside of the US, Lucentis is the leading anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product ex-US. Genentech holds the rights to commercialize Lucentis in the US.

Travoprost Group (USD 151 million, -1% cc), including Travatan, TravatanZ and DuoTrav, is indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or who have ocular hypertension. The Portfolio declined slightly as generic competition for single-ingredient travoprost products more than offset growth in the fixed-dose combination product. Single-ingredient travoprost products (Travatan, TravatanZ, Travatan BAK-Free and Izba) are prescribed as first-line agents and are marketed in more than 140 countries, including the US, EU countries, Canada and China. DuoTrav is a fixed-dose combination solution of the prostaglandin analogue travoprost with the beta-blocker timolol, and is approved as a second-line treatment in adults for the reduction of IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogues. DuoTrav is currently marketed in more than 140 countries, including in the EU, Canada and China, and is the global market leader in the prostaglandin-combination glaucoma market.

Topical Olopatadine Group (USD 136 million, -31% cc), which includes Patanol, Pataday and Pazeo, saw sales decline in the first quarter, driven by generic competition, mainly in the US. Patanol, Pataday and Pazeo are olopatadine hydrochloride ophthalmic solutions of different concentrations that are approved to treat the signs and symptoms of allergic conjunctivitis (Patanol), as well as ocular itching associated with allergic conjunctivitis (Pataday and Pazeo). Olopatadine products are marketed in more than 100 countries, including the US, EU countries, Canada and China.

Systane Group (USD 89 million, -4% cc) declined in the first quarter, impacted by temporary supply issues and a higher prior-year base. Supply is expected to be restored to normal levels by the end of April 2016. The Systane portfolio is a comprehensive offering of ocular health solutions, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for nighttime relief, as well as products for everyday lid hygiene, and for discomfort associated with contact lens wear. Systane Ultra is sold in 75 countries, including the US, Canada, EU countries, Latin America and Asia. Systane Balance is sold in 60 countries. Systane Hydration, a novel combination that includes hyaluronic acid, was launched in March 2015 and is now sold in 18 European countries.

IMMUNOLOGY and DERMATOLOGY
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Cosentyx	176	22	nm	nm
Neoral/Sandimmun(e)	123	146	-16	-13
Myfortic	104	99	5	20
Zortress/Certican	91	81	12	19
Ilaris	62	55	13	16
Other[1]	39	40	-3	4
Total I and D (excl. everolimus stent drug)	595	443	34	41
Everolimus stent drug	25	24	4	3
Total I and D	620	467	33	39
1 Xolair sales for all indications are reported in the Respiratory franchise nm = not meaningful

Cosentyx (USD 176 million), launched in February 2015, showed strong growth and accelerated uptake in the first quarter. To date, Cosentyx has been used to treat more than 20,000 psoriasis patients in a post-marketing setting. Cosentyx is the only fully human monoclonal antibody that selectively neutralizes circulating interleukin-17A (IL-17A) and is approved to treat psoriasis, ankylosing spondylitis (AS) and psoriatic arthritis (PsA). In January 2015, Cosentyx became the first IL-17A inhibitor and biologic approved in the EU as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adult patients, and in the US as a treatment for moderate-to-severe plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy. In addition to the EU and US, Cosentyx has been approved in Switzerland, Canada, Australia and various other markets for the treatment of moderate-to-severe plaque psoriasis. In Germany, the Federal Joint Committee recently acknowledged that Cosentyx provided a considerable additional benefit for the treatment of moderate-to-severe plaque psoriasis in adult patients. Cosentyx is also approved in the US, the EU and more than 35 countries for the treatment of adults with AS and PsA, and is under regulatory review in other major markets. For AS, this is the first new treatment advance in 16 years since the development of the current standard of care, anti-tumor necrosis factor (anti-TNF) therapy. In Japan, Cosentyx is approved for the treatment of moderate-to-severe plaque psoriasis, pustular psoriasis and PsA.

Xolair continued its strong growth globally and is currently approved in the EU, Switzerland and over 50 other countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US, Canada and Australia. Xolair has now been launched for CSU/CIU in over 40 countries, including the US, Switzerland, Canada and several EU countries. Xolair as a treatment for moderate-to-severe or severe persistent allergic asthma (SAA) is addressed below in the Respiratory section, and all Xolair sales are booked in the Respiratory franchise. Novartis co-promotes Xolair in CSU/CIU and SAA with Genentech in the US and shares a portion of the operating income, but does not book US sales.

Neoral/Sandimmun(e) (USD 123 million, -13% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart or lung transplant. It is also indicated for the treatment of selected autoimmune disorders, such as psoriasis and rheumatoid arthritis. Although sales are declining as expected due to generic competition and mandatory price reductions, most notably in the US, Europe and Japan, the decrease is not as rapid as has been the case in other therapeutic areas, due to the special characteristics of the solid organ transplant market.

Myfortic (USD 104 million, +20% cc), a transplantation medicine, experienced strong growth in the first quarter primarily due to the timing of tenders, offsetting the impact of generic competition in the US, and has continued to grow in geographies where generic competition has not yet begun.

Zortress/Certican (USD 91 million, +19% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the first quarter. It is also approved in over 70 countries for liver transplant patients, including in the EU and US. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 62 million, +16% cc) continued to grow as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome (CAPS), for which it is approved in more than 70 countries. Ilaris is also approved for the treatment of active systemic juvenile idiopathic arthritis (SJIA) in the US, EU and other countries – an important growth driver for the product – and is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU. Ilaris is being further developed for three additional indications, classified together as periodic fever syndromes.

RESPIRATORY
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Ultibro Breezhaler	78	52	50	54
Seebri Breezhaler	35	37	-5	0
Onbrez Breezhaler/Arcapta Neohaler	33	43	-23	-17
COPD portfolio	146	132	11	15
Xolair[1]	192	180	7	14
Other	8	10	-20	-2
Total Respiratory	346	322	7	14
1 Revenue, which is ex-US only, reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU/CIU, which are managed by the Immunology and Dermatology franchise)

The COPD portfolio, which consists of Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Seebri Neohaler, grew 15% (cc) to USD 146 million in the first quarter. All three products in the COPD portfolio are delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Ultibro Breezhaler/Utibron Neohaler (USD 78 million, +54% cc), a LABA/LAMA, continued to grow strongly, having been approved as a first-in-class dual bronchodilator in over 80 countries (including Japan and countries in the EU) and launched in over 40 countries. Ultibro Breezhaler is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide, and, in the EU, is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. Utibron Neohaler was approved in the US in October 2015 as a twice-daily dual combination of indacaterol and glycopyrrolate for the long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema.

Seebri Breezhaler/Seebri Neohaler (USD 35 million, 0% cc), a once-daily inhaled LAMA, saw flat worldwide sales. Indicated as a maintenance bronchodilator treatment to relieve symptoms of patients with COPD, Seebri Breezhaler is approved in over 90 countries. Seebri Neohaler was approved in the US in October 2015 as a twice-daily long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei. Onbrez Breezhaler/Arcapta Neohaler (USD 33 million, -17% cc), a once-daily inhaled LABA, saw sales decline versus prior year, due in part to a focus of resources on Ultibro Breezhaler. Onbrez Breezhaler/Arcapta Neohaler is indicated as maintenance bronchodilator treatment of airflow obstruction in adult patients with COPD, approved in over 100 countries including the US.

Xolair (USD 192 million, +14% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, delivered double-digit sales growth in the first quarter. The FDA has accepted for review a regulatory application to extend the indication of Xolair in allergic asthma to pediatric patients. Worldwide, Xolair is the first biologic approved for adults and children with moderate-to-severe allergic asthma. Xolair as a treatment for chronic spontaneous urticaria is addressed earlier in the Immunology and Dermatology section. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Galvus	283	292	-3	4
Entresto	17	0	nm	nm
Other	3	0	nm	nm
Total Cardio-Metabolic	303	292	4	10
nm = not meaningful

Entresto (USD 17 million) (sacubitril/valsartan) is approved for patients with chronic heart failure with reduced ejection fraction (HFrEF). Sales in the first quarter were modest, with US uptake slower than expected despite formulary access for Medicare patients now at 91% (with 65% at the lowest branded co-pay by plan). The key hurdles in the US remain prior authorizations and a lack of physician experience to counteract entrenched prescriber habits. Starting in April 2016, the US field force is being expanded and a direct-to-consumer campaign is being launched. Early experience in Europe has been encouraging, with better early access and a more rapid uptake. Entresto is now approved in more than 50 markets worldwide. In addition, there is a comprehensive clinical program in place, including two large Phase III outcomes studies to support new indications for Entresto in heart failure with preserved ejection fraction (HFpEF), with the PARAGON-HF trial, and the prevention of heart failure and cardiovascular death post-myocardial infarction (HF post-MI), with the PARADISE-MI trial.

Galvus Group (USD 283 million, +4% cc) delivered modest growth (cc) in the first quarter. The Group includes Galvus, an oral treatment for type-2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. The focus for Galvus remains on patients whose diabetes is uncontrolled on metformin, earlier treatment intensification as well as on expansion of usage in key segments, such as elderly and renal-impaired patients. The Galvus Group is currently approved in more than 125 countries.

ESTABLISHED MEDICINES
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Diovan	272	372	-27	-23
Exforge	221	281	-21	-15
Voltaren/Cataflam	124	134	-7	-1
Ritalin/Focalin	70	102	-31	-29
Other[1]	527	648	-19	-14
Total Established Medicines	1 214	1 537	-21	-16
1 The “Other” category is composed of more than 100 brands

Diovan Group (USD 272 million, -23% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline in the first quarter due to generic competition. Diovan is subject to generic competition in the US, EU and Japan. Diovan HCT/Co-Diovan is subject to generic competition in the US and EU. Diovan is still growing in some emerging markets, partially compensating for the loss of exclusivity in the US and EU.

Exforge Group (USD 221 million, -15% cc), which includes Exforge and Exforge HCT, declined due to generic competition in the US and in Japan. Sales also declined in the EU, though Exforge has commercial exclusivity there until January 2017. Exforge is still growing in China and some other emerging markets. Outside the US and EU, Exforge HCT is growing in all regions.

Voltaren/Cataflam (USD 124 million, -1% cc) is the leading international brand by sales in the plain non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases, such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. This product is subject to generic competition, and in various countries, Sandoz markets generic versions of Voltaren.

Ritalin/Focalin (USD 70 million, -29% cc) is a treatment for attention deficit hyperactivity disorder (ADHD) in children. Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. To date, Ritalin LA has been granted the adult ADHD indication in over 20 countries. Focalin and Focalin XR are available in the US, and Focalin XR is additionally indicated for adults. Focalin XR is also approved in Switzerland. Ritalin Immediate Release has generic competition in most countries. Most strengths of Ritalin LA and Focalin are subject to generic competition in the US.

Sandoz
	Q1 2016	Q1 2015	[1]	% change
	USD m	USD m		USD	cc
Net sales	2 445	2 444		0	4
Operating income	346	340		2	9
As % of net sales	14.2	13.9
Core operating income	485	483		0	6
As % of net sales	19.8	19.8

First quarter

Following the new divisional structure announced on January 27, 2016, results from the Sandoz Division in Q1 2016 and Q1 2015 include the selected mature products transferred from the Pharmaceuticals Division.

Net sales
Sandoz net sales were USD 2.4 billion (0%, +4% cc) in the first quarter, as volume growth of 11 percentage points more than offset 7 percentage points of price erosion.

All regions grew in the first quarter. Sales in the US were USD 865 million (+2% cc), benefitting from the launches of Glatopa in June 2015 and Zarxio in September 2015. Sales in Western Europe were USD 714 million (+3% cc). In emerging markets, Latin America sales grew 19% (cc) to USD 80 million, driven by double-digit growth in Brazil, while Middle East and Africa grew sales by 10% (cc). Asia Pacific sales were up 4% (cc) to USD 182 million, with growth impacted by the commercial exit of low-margin businesses. Central and Eastern Europe sales were USD 287 million (+1% cc), with the weak macroeconomic environment limiting growth.

Global sales of Biopharmaceuticals (including biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 50% (cc) to USD 214 million. Sandoz continued to see strong global growth for its three in-market biosimilar products – Omnitrope (somatropin), Binocrit (epoetin alfa), and Zarzio (filgrastim). Anti-Infectives franchise sales (partner label and finished dosage form sales) were USD 360 million (-3% cc), reflecting the weak flu season compared to a strong prior-year quarter. The mature products transferred from the Pharmaceuticals Division grew versus prior year (cc), benefitting from four products which were part of the oncology assets acquired from GSK (since the GSK transaction closed on March 2, 2015, the prior-year period only included one month of sales of those products).

Operating income
Operating income increased to USD 346 million (+2%, +9% cc). Core adjustments amounted to USD 139 million, including USD 116 million for amortization of intangible assets and USD 13 million of net restructuring charges.

Core operating income was USD 485 million (0%, +6% cc). Core operating income margin in constant currencies increased by 0.5 percentage points; this increase was fully offset by a negative currency impact of 0.5 percentage points, resulting in a core operating income margin of 19.8% of net sales.

Core gross margin as a percentage of net sales increased by 0.3 percentage points (cc), driven by favorable sales mix, including a positive impact from the mature products transferred from Pharmaceuticals, as well as ongoing productivity improvements, partially offset by continued price erosion. Core R&D expenses decreased by 0.1 percentage points (cc), as sales growth mostly compensated for investments in key pipeline projects. Core M&S expenses increased by 0.2 percentage points (cc), driven by investments in biosimilars and other key products. Core G&A expenses decreased by 0.2 percentage points (cc). Core Other Income and Expense, net improved the margin by 0.1 percentage points (cc).

1 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.

Alcon
	Q1 2016	Q1 2015	[1]	% change
	USD m	USD m		USD	cc
Net sales	1 426	1 531		-7	-3
Operating income	31	141		-78	-52
As % of net sales	2.2	9.2
Core operating income	243	382		-36	-26
As % of net sales	17.0	25.0

First quarter

Following the new divisional structure announced on January 27, 2016, results from the Alcon Division in Q1 2016 exclude the Ophthalmic Pharmaceuticals products transferred to the Pharmaceuticals Division.

Net sales
Alcon net sales were USD 1.4 billion (-7%, -3% cc) in the first quarter. Surgical sales (-3% cc) were driven by a slowdown in cataract equipment placements, as we progress through the launch cycles for Centurion and LenSx. Cataract consumables delivered growth, more than offsetting a slight decline in intraocular lenses (IOLs). Vision Care performance (-4% cc) was impacted by weaker sales of AirOptix and Dailies AquaComfort Plus in the US, despite continued strong sales of Dailies Total1 globally. Contact lens care declined due to competitive pressure and the continued market shift to daily disposable lenses.

Slowing sales of Surgical equipment impacted results across all regions. North America sales (-3% cc) also reflect a weaker Vision Care performance. Japan sales (-5% cc) were impacted by a decline in IOLs. Europe, the Middle East and Africa was down (-4% cc). Emerging Growth Markets declined (-2% cc).

Operating income
Operating income (-78%, -52% cc) was USD 31 million. Core adjustments amounted to USD 212 million, including USD 221 million for amortization of intangible assets. Prior-year adjustments were USD 241 million due to amortization, restructuring charges and other net costs.

Core operating income was USD 243 million (-36%, -26% cc), primarily impacted by declining sales and higher spending in M&S behind the growth plan. Core operating income margin in constant currencies decreased by 5.9 percentage points; currency had a negative impact of 2.1 percentage points, resulting in a net decrease of 8.0 percentage points to 17.0% of net sales.

Core gross margin as a percentage of net sales decreased by 1.0 percentage point (cc) versus prior year. Core R&D expenses increased 0.5 percentage points (cc), driven by investments in key pipeline projects. Core M&S expenses increased 3.3 percentage points (cc) behind investments to drive growth. Core G&A expenses increased 0.8 percentage points (cc). Core Other Income and Expense, net decreased the margin by 0.3 percentage points (cc).

1 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.

Alcon product review

All comments below focus on first quarter movements in constant currencies.

SURGICAL
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Cataract products	676	738	-8	-3
IOLs	261	284	-8	-1
Consumables	333	331	1	4
Equipment	82	123	-33	-29
Vitreoretinal products	142	145	-2	1
Refractive/Other	52	54	-4	-1
Total Surgical	870	937	-7	-3

Surgical sales were USD 870 million (-3% cc) in the first quarter. While IOL units were stable, sales (-1% cc) showed a slight decline, driven by competitive pressure in Europe and lower sales in Japan. Cataract consumables sales (+4% cc) continued to grow, benefitting from a strong installed equipment base. Cataract equipment sales (-29% cc) slowed down, as we progress through the launch cycles for Centurion and LenSx.

VISION CARE
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Contact lenses	429	456	-6	-4
Contact lens care	127	138	-8	-5
Total Vision Care	556	594	-6	-4

Vision Care sales were USD 556 million (-4% cc) in the first quarter. Contact lenses (-4% cc) declined, mainly due to weaker sales of AirOptix and Dailies AquaComfort Plus in the US, despite continued strong sales of Dailies Total1 globally. Sales of contact lens care (-5% cc) declined, driven by competitive pressure and the continued market shift to daily disposable lenses.

Consolidated interim financial statements reflecting the portfolio transformation

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.”

Continuing operations comprise the businesses of the Pharmaceuticals, Sandoz and Alcon Divisions and the continuing Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the estimated results from the 36.5% interest in GSK Consumer Healthcare Holdings for the period from March 2, 2015 (the latter reported as part of income from associated companies).

Discontinued operations included in 2015 the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and OTC business until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

Discontinued operations also included in the first quarter of 2015 the exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion from the Vaccines non-influenza business and USD 5.9 billion arising from the contribution of Novartis OTC into GSK Consumer Healthcare Holdings). In addition, the GSK transactions resulted in USD 0.5 billion of additional transaction-related costs, which were expensed and reported in Corporate discontinued operations.

Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division, which are retained by Novartis and are now reported under Corporate activities.

As required by IFRS, results of the discontinued operations exclude any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

First quarter
Cash flow from operating activities of continuing operations amounted to USD 1.5 billion in the first quarter, compared to USD 1.9 billion in the prior-year quarter. The decrease of USD 0.4 billion was primarily due to lower operating income and lower hedging gains, partially offset by lower use of working capital compared to the prior-year quarter.

Total Group cash flow from operating activities amounted to USD 1.5 billion in the first quarter, compared to USD 1.7 billion in the prior-year quarter. The prior-year quarter included a USD 0.2 billion cash outflow from the operating activities of discontinued operations.

The cash outflow for investing activities of continuing operations amounted to USD 0.6 billion in the first quarter. This amount includes net cash outflows of USD 0.7 billion for the purchase of property, plant and equipment, intangible, financial and other non-current assets, as well as USD 0.4 billion for acquisitions and divestments of businesses, mainly for the acquisition of Transcend Medical, Inc. Proceeds from sales of non-current assets amounted to USD 0.5 billion in the first quarter, primarily on account of the sale of rights related to 14 Established Medicines products in Japan (USD 0.3 billion).

In the prior-year quarter, the cash flow used in investing activities of continuing operations amounted to USD 16.4 billion. This was due to the outflow of USD 16.0 billion for the acquisition of GSK’s oncology business, as well as the net outflow of USD 0.4 billion for the purchase of property, plant and equipment, intangible, financial and other non-current assets.

The cash outflow for investing activities from discontinued operations amounted to USD 0.2 billion in the first quarter. These outflows relate to capital gains taxes and other payments related to the portfolio transformation transactions. In the prior-year quarter, the cash flow from investing activities from discontinued operations of USD 9.9 billion was mainly driven by net proceeds from the portfolio transformation divestments.

Cash flow used in financing activities in the first quarter amounted to USD 1.0 billion, compared to USD 1.8 billion in the prior-year quarter. The current year amount includes cash outflows of USD 6.5 billion for the dividend payment and USD 0.2 billion for treasury share transactions, net. The net inflow from current and non-current financial debts of USD 5.7 billion was primarily from short-term borrowings. The prior-year amount included an outflow of USD 6.6 billion for the dividend payment, partially offset by the increase in financial debts of USD 5.0 billion, principally due to an increase in short-term borrowings and the issuance of three Swiss franc denominated bonds.

Free cash flow was USD 1.4 billion (USD -0.1 billion), broadly in line with the prior-year quarter.

Total Group free cash flow amounted to USD 1.4 billion, compared to USD 1.2 billion in the prior-year quarter. The prior-year quarter includes a negative free cash flow of USD 0.2 billion from discontinued operations.

Balance sheet

Assets
Total non-current assets of USD 109.5 billion at March 31, 2016 increased by USD 0.7 billion compared to December 31, 2015. Property, plant and equipment and goodwill increased by USD 0.5 billion, mainly on account of currency translation adjustments. Financial and other non-current assets were in line with the prior year. Intangibles other than goodwill increased by USD 0.2 billion, primarily due to acquisitions and currency translation adjustments, offset by amortization.

Total current assets of USD 23.0 billion at March 31, 2016 were broadly in line with the prior year.

Liabilities
Total financial debt, including derivatives, increased by USD 6.2 billion to USD 28.1 billion at March 31, 2016, compared to USD 21.9 billion at December 31, 2015. The increase was driven primarily by the dividend payment of USD 6.5 billion. Total financial debt is comprised of non-current financial debt of USD 16.5 billion compared to USD 16.3 billion in the prior year and current financial debt and derivatives of USD 11.6 billion compared to USD 5.6 billion in the prior year.

Other non-current liabilities amounted to USD 16.3 billion at March 31, 2016 compared to USD 14.4 billion at December 31, 2015, an increase of USD 1.9 billion. This was primarily due to an increase in the pension liability resulting from the decrease in the actuarial discount rate used to calculate the present value of the benefit obligation, mainly on plans in Switzerland, and deferred taxes.

Trade payables and other current liabilities decreased by USD 1.9 billion to USD 16.2 billion compared to USD 18.1 billion at December 31, 2015.

The Group has an equivalent of approximately USD 0.2 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. The subsidiaries in Venezuela restate items in the balance sheet in line with the requirements of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The Group is exposed to potential devaluation losses in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at March 31, 2016 amounted to USD 0.3 billion.

The Group continues to use the exchange rate of VEF 11/USD for the consolidation of the financial statements of its Venezuelan subsidiaries. This exchange rate was defined in a transaction that was made with Centro Nacional de Comercio Exterior (CENCOEX, formerly CADIVI) in the fourth quarter of 2015.

Group equity
The Group’s equity decreased by USD 5.2 billion to USD 71.9 billion at March 31, 2016, compared to USD 77.1 billion at December 31, 2015. The decrease was mainly on account of USD 6.5 billion dividend payment and net actuarial losses from defined benefit plans of USD 1.0 billion, partially offset by net income of USD 2.0 billion and favorable currency translation differences of USD 0.4 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 5.1 billion at March 31, 2016 compared to USD 5.4 billion at December 31, 2015, and net debt increased over the same period by USD 6.5 billion to USD 23.0 billion. The debt/equity ratio increased to 0.39:1 at March 31, 2016 compared to 0.28:1 at December 31, 2015.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 145 in Pharmaceuticals.

Key developments from the first quarter of 2016 include:

New approvals and positive opinions

•
The FDA approved Afinitor (everolimus) for the treatment of patients with progressive, well-differentiated, nonfunctional neuroendocrine tumors of gastrointestinal or lung origin that are unresectable, locally advanced or metastatic.

•
The EC approved a change to the adult chronic immune (idiopathic) thrombocytopenic purpura (ITP) indication for Revolade (eltrombopag) to remove language limiting use only to splenectomised patients who are refractory to other treatments. The EC also approved Revolade for the treatment of pediatric patients (aged 1 year and above) with chronic ITP who are refractory to other treatments (such as corticosteroids or immunoglobulins).

•
Jadenu (deferasirox), an oral film-coated tablet formulation that can be swallowed whole, was approved by Health Canada for the same indications as Exjade. The EC approved this oral formulation under the name Exjade film-coated tablets for the same indications as Exjade dispersible tablets.

•	Tafinlar + Mekinist (dabrafenib + trametinib) combination was approved in Japan for the treatment of unresectable melanoma with BRAF mutation.

•	Mekinist was approved by Swissmedic for the treatment, in combination with Tafinlar, of adult patients with unresectable or metastatic melanoma with a BRAF V600E/K mutation.

•	Zykadia (ceritinib) was approved in Japan for the treatment of patients with ALK-positive non-small cell lung cancer.

•
The EC approved Sandoz’s application for an additional (subcutaneous) route of administration for biosimilar Binocrit (epoetin alfa) in the nephrology indication. This approval expands Sandoz’s biosimilar offering to the healthcare community.

•
Alcon achieved approval in Japan and Brazil for AcrySof IQ IOL with UltraSert, a pre-loaded delivery system for Alcon IOLs that enables lens implantation through a 2.2mm incision during cataract surgery.

Regulatory submissions and filings

•
Applications have been submitted to the FDA and EMA for the use of Arzerra (ofatumumab) in combination with fludarabine and cyclophosphamide for the treatment of patients with relapsed chronic lymphocytic leukemia. The applications were submitted by Novartis under the ofatumumab collaboration between Novartis and Genmab.

•	A regulatory application for Lucentis (ranibizumab) was submitted in the EU for a new indication, the treatment of visual impairment due to choroidal neovascularization (CNV).

•
Based on results of a Phase III, randomized, double-blind, placebo-controlled study in patients with hereditary periodic fever syndromes, Novartis submitted Ilaris (canakinumab) for US approval in three rare orphan indications: tumor necrosis factor receptor-associated periodic syndrome (TRAPS), mevalonate kinase deficiency/hyper IgD syndrome (MKD/HIDS) and colchicine-resistant familial Mediterranean fever (FMF).

•	A regulatory application for Coartem (artemether/lumefantrine) was submitted in Japan for treatment of acute uncomplicated plasmodium falciparum malaria.

•
The EMA accepted Sandoz’s regulatory submission for biosimilar Neulasta® (pegfilgrastim), marking the division’s fifth of 10 planned biosimilar filings in major markets from 2015 to 2017. Sandoz is seeking approval for the same indication as the reference product.

Results from ongoing trials and other highlights

•
Late-breaking results from the head-to-head CLEAR study presented at the American Academy of Dermatology continued to show the superiority of Cosentyx (secukinumab) to Stelara® in achieving sustained skin clearance (PASI 90 response) at 52 weeks for adults living with moderate-to-severe psoriasis.

•
New analyses from the PARADIGM-HF trial presented at the American College of Cardiology showed that Entresto (sacubitril/valsartan) reduces cardiovascular death and heart failure hospitalizations by 20% compared to enalapril, regardless of background therapy and in patients considered clinically stable.

•
Results from the ATMOSPHERE trial, also presented at the American College of Cardiology and simultaneously published in the New England Journal of Medicine, demonstrated no benefit from adding aliskiren to enalapril. These results suggest that there could be an efficacy ceiling to the renin-angiotensin system (RAS) blockade, and would further reinforce the superiority of Entresto’s novel mechanism of angiotensin receptor blockade/neprilysin inhibition in improving heart failure outcomes versus maximizing the RAS system alone.

•
The Phase III RESPONSE 2 study of Jakavi (ruxolitinib) in polycythemia vera (PV) met its primary endpoint. The study examined the efficacy of Jakavi in maintaining hematocrit control without the need for phlebotomy in patients with PV resistant to or intolerant of hydroxyurea who did not have an enlarged spleen.

•
Our collaboration and license agreement with Incyte has been amended to grant Novartis exclusive research, development and commercialization rights for Jakavi in graft-versus-host disease (GVHD) outside the US. GVHD is an area of high unmet medical need with no approved treatment options to date.

•
The FDA granted PKC412 (midostaurin) Breakthrough Therapy designation for treatment for adults with newly-diagnosed acute myeloid leukemia who are FLT3 mutation-positive, as detected by an FDA approved test, and who are eligible to receive standard induction and consolidation chemotherapy. Worldwide regulatory submissions for PKC412 are expected to begin in 2016.

•
Results of the EXIST-3 study showed Afinitor (everolimus) significantly reduced treatment-resistant seizures associated with tuberous sclerosis complex (TSC) compared to placebo. Everolimus is the first adjunctive therapy shown in a prospective randomized Phase III study to achieve clinically significant seizure control in TSC patients. Seizures are the most common TSC-related neurological condition, yet about 60% of patients don’t attain seizure control with available anti-epileptic therapies. The findings were presented at the American Academy of Neurology (AAN) and will be discussed with health authorities for potential worldwide regulatory filings.

•
Data from the investigational ENESTfreedom and ENESTop treatment-free remission trials of Tasigna (nilotinib) are currently under analysis and will be presented at the upcoming American Society of Clinical Oncology annual meeting and discussed with regulatory authorities.

•
The full study results from the head-to-head FLAME trial, including data from further secondary endpoints, will be reported at an appropriate scientific forum in the course of 2016. The FLAME trial aims to demonstrate superiority of Ultibro Breezhaler (indacaterol/glycopyrronium) to Seretide® in reducing COPD exacerbations over one year of treatment. Initial results, reported in 2015, confirmed that Ultibro Breezhaler is an effective steroid-free option that both reduces exacerbations and improves lung function in COPD patients with one or more exacerbations in the past year compared to Seretide®.

•
Patient recruitment has been completed for both Phase III pivotal trials of anti-PDGF therapy OAP030 (pegpleranib, also known as Fovista) with Lucentis for the treatment of neovascular age-related macular degeneration (nAMD). Initial top-line data from both trials, which are led by Ophthotech, are expected in the fourth quarter of 2016. The design of the two trials is identical in the first year. The trial databases will be locked and analyzed together; this will allow for a pooled analysis for certain relevant endpoints in accordance with the statistical analysis plan.

•
Results from the ASCEND-1 trial of Zykadia were published in Lancet Oncology online. The updated results (data cut-off April 2014) assessed the activity and safety of ceritinib in patients with ALK-rearranged non-small cell lung cancer (NSCLC).

•
Based on a pre-planned futility analysis, the Independent Data Monitoring Committee recommended discontinuation of the ongoing Phase III study of Gilenya (fingolimod) in chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), based on a low likelihood of fingolimod demonstrating a clinically meaningful clinical benefit in this condition.

•
A Phase IIb/III study evaluating BYM338 (bimagrumab) in sporadic inclusion body myositis did not meet its primary endpoint. Novartis is evaluating the complete dataset to inform decisions regarding ongoing development of bimagrumab.

•
Sandoz acquired the rights for development and commercialization of biosimilar Remicade® (infliximab) in the European Economic Area, further strengthening its immunology pipeline, which includes investigational biosimilars adalimumab, etanercept and rituximab.

•
Through the acquisition of Transcend Medical, Alcon gained a new minimally-invasive glaucoma surgery (MIGS) device, which if approved by FDA, will expand its existing surgical glaucoma portfolio and enter Alcon into a new surgical treatment category.

•
Alcon established a partnership with TrueVision to market NGENUITY™, a 3D digital imaging platform for vitreoretinal surgery that addresses and optimizes visualization, the largest unmet need among retinal surgeons. The new platform is expected to launch in 2016.

Selected approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Afinitor	Everolimus	Advanced, progressive, well-differentiated, nonfunctional NET of GI or lung origin	US - Feb. 2016
Exjade film-coated tablet	Deferasirox	Chronic iron overload	EU - Mar. 2016
Revolade	Eltrombopag	Pediatric patients with chronic ITP	EU - Apr. 2016
Tafinlar + Mekinist	Dabrafenib + trametinib	BRAF V600+ metastatic melanoma	JP - Mar. 2016
Zykadia	Ceritinib	ALK+ NSCLC	JP - Mar. 2016
AcrySof IQ IOL with UltraSert	Pre-loaded delivery device with monofocal IOL	Cataract	JP - Feb. 2016

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
Afinitor	Advanced progressive, non-functioning GI or lung NET	Approved	Q3 2015	Q3 2015
Arzerra	Chronic lymphocytic leukemia (extended treatment)	Approved	Q3 2015
	Chronic lymphocytic leukemia (relapsed)		Q1 2016
Ilaris	Hereditary periodic fevers	Q1 2016
Lucentis	Choroidal neo-vascularization (CNV) in rare diseases		Q1 2016

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia	≥2020	I
AMG 334	Migraine		III	- In partnership with Amgen
ASB183	Solid and hematologic tumors	≥2020	I
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III
Afinitor/Votubia	TSC seizure	2016	III	- Data presented at AAN showing Afinitor significantly reduced treatment-resistant seizures associated with TSC
Arzerra	Non-Hodgkin’s lymphoma (refractory)	2017	III
BAF312	Secondary progressive MS	2019	III	- Phase III results expected mid-2016
BGJ398	Solid tumors	≥2020	II
BKM120	Solid tumors	≥2020	I
BYL719	Solid tumors	≥2020	I
BYL719 + fulvestrant	HR+/HER2- postmenopausal advanced breast cancer 2nd line	2019	III
BYM338	Hip fracture	≥2020	II
	Sarcopenia	≥2020	II
CAD106	Alzheimer’s disease	≥2020	II / III
CJM112	Immune disorders	≥2020	II
CNP520	Alzheimer’s disease	≥2020	I/II	- In partnership with Amgen
Cosentyx (AIN457)	Non-radiographic axial spondyloarthritis	2018	III
CTL019	Pediatric acute lymphoblastic leukemia	2017	II
	Diffuse large B-cell lymphoma	2017	II
EMA401	Neuropathic pain	≥2020	II
Entresto (LCZ696)	Chronic heart failure with preserved ejection fraction	2019	III
	Post-acute myocardial infarction	≥2020	III
FCR001	Renal transplant	≥2020	II
Gilenya	Pediatric MS	2017	III
HSC835	Stem cell transplantation	≥2020	II
INC280	NSCLC	2018	II

Jakavi	Early myelofibrosis	≥2020	III	- Phase III trial enrolling
	Graft-versus-host disease	2019	I/II	- In-licensed from Incyte in Q1 2016
KAE609	Malaria	≥2020	II
KAF156	Malaria	2019	II
LCI699	Cushing’s disease	2018	III	- Enrollment slower than expected
LEE011 + letrozole	HR+/HER2- postmenopausal advanced breast cancer 1st line	2016	III	- Phase III registration study fully enrolled
LEE011 + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal advanced breast cancer 1st line	2018	III	- Phase III registration study enrolling
LEE011 + fulvestrant	HR+/HER2- postmenopausal advanced breast cancer 1st/2nd line	2018	III	- Accelerated enrollment in trial
LEE011	Solid tumors	≥2020	I	- Pending study initiation
LJM716	Solid tumors	≥2020	I
LJN452	Non-alcoholic steatohepatitis (NASH)	≥2020	II
Lucentis	Retinopathy of prematurity	2019	III
OAP030 (pegpleranib; also known as Fovista, E10030)	Neovascular age-related macular degeneration (nAMD)	2017	III
OMB157 (ofatumumab)	Relapsing multiple sclerosis (RMS)	2019	II	- Phase III studies expected to begin in H2 2016
PIM447	Hematologic tumors	≥2020	I
PKC412	Aggressive systemic mastocytosis	2016	II
	Acute myeloid leukemia	2016	III
QAW039	Asthma	2019	III
	Atopic dermatitis	≥2020	II
QAX576	Allergic diseases	≥2020	II
QGE031	CSU/IU	≥2020	II
QMF149	Asthma	2018	III
QVM149	Asthma	2018	III
RLX030 (serelaxin)	Acute heart failure	2017	III
Signifor LAR	Cushing’s disease	2016	III
RTH258	nAMD	2018	III
	DME	≥2020	III
Tafinlar + Mekinist	BRAF V600+ NSCLC	2016	II	- Trial ongoing
	BRAF V600+ melanoma (adjuvant)	2017	III	- Trial ongoing
	BRAF V600+ colorectal cancer	≥2020	I/II
Tasigna	CML treatment-free remission	2016	II	- Data being analyzed and will be presented at ASCO
VAY736	Primary Sjoegren’s syndrome	≥2020	II
Votrient	Renal cell carcinoma (adjuvant)	2016	III
Zykadia	ALK+ advanced NSCLC (1st line, treatment naïve)	2017	III	- Phase III study enrollment completed
	ALK+ NSCLC (brain metastases)	2019	II	- Extended enrollment period

Selected Sandoz pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submissions status	Current Phase	News update
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Recruitment in Phase III psoriasis completed in Feb. 2015
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	EU and US	Submitted	- File accepted by FDA and EMA in Q4 2015
GP2013 (rituximab)	Folicular lymphoma (FL), diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis (RA), granulomatosis with polyangelitis, and microscopic polyangelitis (same as originator)		II and III	- Recruitment in Phase III FL completed in Jan. 2015 - Recruitment in Phase II RA completed in Jun. 2015 - Recruitment in Phase III RA completed in Mar. 2016
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)		III	- Trial complete
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US / EU	Submitted	- File accepted by FDA in Q4 2015 - File accepted by EMA in Q1 2016
GP 1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)	EEA	Phase III	- Trial fully recruited (rights acquired from Pfizer in Q1 2016)

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR Toric IOL 2.5D	Multifocal IOL for astigmatism	US 2017	Advanced
AcrySof IQ ReSTOR Toric IOL 3.0D	Multifocal IOL for astigmatism	US 2014	Submitted
VerifEye Lynk	Cataract planning linked intra-operative evaluation and guidance device	EU 2016 JP 2016 US 2016	Advanced Advanced Advanced
AcrySof IQ PanOptix IOL with UltraSert	Pre-loaded delivery device with trifocal IOL	EU 2016	Advanced
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	EU 2016	Advanced
VISION CARE
AirOptix Plus HydraGlyde	Contact lens for refractive correction	US 2016 JP 2016	Advanced Advanced	- Received CE mark in Europe in Q4 2015
Dailies Total1 Multifocal	Multifocal contact lens for refractive correction	EU 2016 JP 2016	Advanced Advanced	- Achieved US approval in 2012 for Dailies Total1 inclusive of multifocal design

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter (unaudited)

	Q1 2016 USD m	Q1 2015 USD m	Change USD m

Net sales to third parties from continuing operations	11 600	11 935	-335

Sales to discontinued segments		26	-26

Net sales from continuing operations	11 600	11 961	-361

Other revenues	210	241	-31

Cost of goods sold	-4 212	-3 980	-232

Gross profit from continuing operations	7 598	8 222	-624

Marketing & Sales	-2 741	-2 691	-50

Research & Development	-2 041	-2 067	26

General & Administration	-564	-591	27

Other income	777	414	363

Other expense	-578	-502	-76

Operating income from continuing operations	2 451	2 785	-334

Income from associated companies	127	15	112

Interest expense	-185	-179	-6

Other financial income and expense	-41	57	-98

Income before taxes from continuing operations	2 352	2 678	-326

Taxes	-341	-372	31

Net income from continuing operations	2 011	2 306	-295

Net income from discontinued operations		10 699	-10 699

Net income	2 011	13 005	-10 994

Attributable to:
Shareholders of Novartis AG	2 011	13 005	-10 994

Non-controlling interests	0	0	0

Weighted average number of shares outstanding – Basic (million)	2 379	2 409	-30

Basic earnings per share from continuing operations (USD)[1]	0.85	0.96	-0.11

Basic earnings per share from discontinued operations (USD)[1]		4.44	-4.44

Total basic earnings per share (USD)[1]	0.85	5.40	-4.55

Weighted average number of shares outstanding – Diluted (million)	2 398	2 446	-48

Diluted earnings per share from continuing operations (USD)[1]	0.84	0.94	-0.10

Diluted earnings per share from discontinued operations (USD)[1]		4.38	-4.38

Total diluted earnings per share (USD)[1]	0.84	5.32	-4.48

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

First quarter (unaudited)

	Q1 2016 USD m	Q1 2015 USD m	Change USD m

Net income	2 011	13 005	-10 994

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-230	-54	-176

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-11	-76	65

Translation effects	448	-891	1 339

Total of items to eventually recycle	207	-1 021	1 228

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial losses from defined benefit plans, net of taxes	-1 042	-266	-776

Comprehensive income	1 176	11 718	-10 542

Attributable to:
Shareholders of Novartis AG

Continuing operations	1 176	1 016	160

Discontinued operations		10 702	-10 702

Non-controlling interests	0	0	0

Condensed consolidated balance sheets

	Mar 31, 2016 (unaudited) USD m	Dec 31, 2015 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 248	15 982	266

Goodwill	31 452	31 174	278

Intangible assets other than goodwill	34 404	34 217	187

Financial and other non-current assets	27 351	27 338	13

Total non-current assets	109 455	108 711	744

Current assets
Inventories	6 630	6 226	404

Trade receivables	8 464	8 180	284

Other current assets	2 813	2 992	-179

Cash and cash equivalents, marketable securities, commodities and derivatives	5 086	5 447	-361

Total current assets	22 993	22 845	148

Total assets	132 448	131 556	892

Equity and liabilities
Equity attributable to Novartis AG shareholders	71 813	77 046	-5 233

Non-controlling interests	76	76	0

Total equity	71 889	77 122	-5 233

Non-current liabilities
Financial debts	16 465	16 327	138

Other non-current liabilities	16 277	14 399	1 878

Total non-current liabilities	32 742	30 726	2 016

Current liabilities
Trade payables	4 704	5 668	-964

Financial debts and derivatives	11 629	5 604	6 025

Other current liabilities	11 484	12 436	-952

Total current liabilities	27 817	23 708	4 109

Total liabilities	60 559	54 434	6 125

Total equity and liabilities	132 448	131 556	892

Condensed consolidated changes in equity

First quarter (unaudited)

	Q1 2016 USD m	Q1 2015 USD m	Change USD m

Consolidated equity at January 1	77 122	70 844	6 278

Comprehensive income	1 176	11 718	-10 542

Purchase of treasury shares	-355	-1 433	1 078

Decrease of treasury share repurchase obligation under a share buy-back trading plan		35	-35

Increase in equity from exercise of options and employee transactions	206	1 508	-1 302

Dividends related to shareholders of Novartis AG	-6 475	-6 643	168

Equity-based compensation	215	425	-210

Change in non-controlling interests		-10	10

Consolidated equity at March 31	71 889	76 444	-4 555

Condensed consolidated cash flow statements

First quarter (unaudited)

	Q1 2016 USD m	Q1 2015 USD m	Change USD m

Net income from continuing operations	2 011	2 306	-295

Reversal of non-cash items
Taxes	341	372	-31

Depreciation, amortization and impairments	1 369	1 282	87

Change in provisions and other non-current liabilities	261	232	29

Income from associated companies	-127	-15	-112

Net financial income	226	122	104

Other	-193	48	-241

Net income adjusted for non-cash items	3 888	4 347	-459

Interest and other financial receipts	451	906	-455

Interest and other financial payments	-134	-128	-6

Taxes paid[1]	-519	-578	59

Cash flows before working capital changes from continuing operations	3 686	4 547	-861

Payments out of provisions and other net cash movements in non-current liabilities	-512	-422	-90

Change in net current assets and other operating cash flow items	-1 632	-2 229	597

Cash flows from operating activities from continuing operations	1 542	1 896	-354

Cash flows used in operating activities from discontinued operations [1]		-192	192

Total cash flows from operating activities	1 542	1 704	-162

Purchase of property, plant & equipment	-385	-469	84

Purchase of intangible, financial and other non-current assets	-324	-246	-78

Proceeds from sales of property, plant & equipment, intangible and financial assets	529	284	245

Acquisitions and divestments of businesses	-414	-16 020	15 606

Change in marketable securities and commodities	30	5	25

Cash flows used in investing activities from continuing operations	-564	-16 446	15 882

Cash flows used in/from investing activities from discontinued operations [1]	-208	9 889	-10 097

Total cash flows used in investing activities	-772	-6 557	5 785

Dividends related to shareholders of Novartis AG	-6 475	-6 643	168

Change in current and non-current financial debts	5 661	4 998	663

Treasury share transactions, net	-184	82	-266

Other financing cash flows	-29	-192	163

Cash flows used in financing activities	-1 027	-1 755	728

Net translation effect on cash and cash equivalents	40	58	-18

Change in cash and cash equivalents	-217	-6 550	6 333

Cash and cash equivalents at January 1	4 674	13 023	-8 349

Cash and cash equivalents at March 31	4 457	6 473	-2 016

1 In Q1 2016, the total tax payment amounted to USD 656 million of which USD 137 million was included in the cash flows used in investing activities of discontinued operations. In Q1 2015, the total tax payment amounted to USD 646 million of which USD 68 million was included in the cash flows used in operating activities of discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2016 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2016, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2015 Annual Report published on January 27, 2016.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2015 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

In particular, during the first half of 2015, the significant transactions discussed in Note 3, were completed. Several of these transactions contained contingent consideration due to Novartis. Accounting for such contingent consideration requires management to make assumptions on the probability and amount of potential payments. If actual amounts are different from the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s results of operations or cash flow.

The significant transactions discussed in Note 3 also included the formation of a new entity during the first quarter of 2015 via contribution of businesses from both Novartis and GlaxoSmithKline plc (GSK). Novartis has a 36.5% interest in this newly created entity and accounts for its stake using the equity method of accounting. Novartis has valued the contribution of 63.5% of its former OTC Division to the entity in exchange for 36.5% of the GlaxoSmithKline Consumer Healthcare Holdings Ltd. at fair value. The resulting gain for Novartis is based on these exchanged values. Novartis has elected to apply an option under IFRS for entities formed by contributions. Under this option, the retained 36.5% interest of Novartis in its former OTC division continues to be measured at its net book value at the time of the formation of the entity.

Furthermore, as discussed in the 2015 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations or cash flow.

3. Significant transactions

2016

Alcon – Acquisition of Transcend Medical, Inc.
On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was USD 352 million. The amount consisted of an initial cash payment of USD 241 million and the net present value of the contingent consideration of USD 111 million due to the Transcend shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 326 million and goodwill of USD 26 million. Results of operations since the date of acquisition were not material.

2015

Transaction with Eli Lilly and Company
On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business for USD 5.4 billion in cash. This resulted in a pre-tax gain of USD 4.6 billion which was recorded in operating income from discontinued operations.

Transactions with GlaxoSmithKline plc
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:

Pharmaceuticals – Acquisition of GSK oncology products
Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration at the acquisition date is contingent on certain development milestones. The fair value of this potentially refundable consideration is USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The purchase price allocation of the fair value of the consideration of USD 15.9 billion resulted in net identified assets of USD 13.5 billion and goodwill of USD 2.4 billion. The net results from operations on a reported basis since the acquisition date were not significant.

Vaccines – Divestment
Novartis divested its Vaccines business (excluding its Vaccines influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties is USD 1.0 billion, resulting in a fair value of consideration received of USD 6.25 billion. Included in this amount, is a USD 450 million milestone payment received in late March 2015. The sale of this business resulted in a pre-tax gain of USD 2.8 billion which is recorded in operating income from discontinued operations.

Novartis’s Vaccines influenza business was excluded from the GSK Vaccines business acquisition. However, GSK entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis could have unilaterally required GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, had not been completed. The option period was 18 months from the closing date of the GSK transaction, but terminated with the sale of the Vaccines influenza business to CSL on July 31, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.

Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare
Novartis and GSK have agreed to create a combined consumer healthcare business through a combination between Novartis OTC and GSK Consumer Healthcare businesses. On March 2, 2015, a new entity GlaxoSmithKline Consumer Healthcare Holdings Ltd. (GSK Consumer Healthcare) was

formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the estimates of fair values exchanged, an investment in an associated company of USD 7.6 billion was recorded. The resulting pre-tax gain, net of transaction-related costs, of USD 5.9 billion was recorded in operating income from discontinued operations.

Novartis has four of eleven seats on the GSK Consumer Healthcare Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market-based pricing mechanism.

The investment is accounted for using the equity method of accounting using estimated results for the quarter. Any differences between this estimate and actual results, when available, will be adjusted in the following consolidated financial statements in the following period.

Additional GSK related costs
The GSK transaction resulted in USD 0.5 billion of additional transaction-related expenses.

Transaction with CSL
On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. Entering into the separate divestment agreement with CSL resulted in the Vaccines influenza business being classified as a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the Vaccines influenza business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the estimated net book value of the Vaccines influenza business net assets was above the USD 275 million consideration. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of USD 0.1 billion, which was recorded in the third quarter 2015 operating income from discontinued operations.

Pharmaceuticals – Acquisition of Spinifex Pharmaceuticals, Inc.
On June 29, 2015 Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, Inc. (Spinifex), a US and Australian-based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the fair value of the total purchase consideration was USD 312 million. The amount consisted of an initial cash payment of USD 196 million and the net present value of the contingent consideration of USD 116 million due to previous Spinifex shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 263 million and goodwill of USD 49 million. Results of operations since the date of acquisition were not material.

Pharmaceuticals – Acquisition of Admune Therapeutics LLC
On October 16, 2015, Novartis acquired Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening Novartis’ pipeline of cancer immunotherapies. The fair value of the total purchase consideration amounted to USD 258 million. This amount consists of an initial cash payment of USD 140 million and the net present value of the contingent consideration of USD 118 million due to Admune’s previous owners, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 258 million. No goodwill was recognized. Results of operations since the date of acquisition were not material.

Continuing operations comprise the businesses of the Pharmaceuticals, Sandoz and Alcon Divisions and the continuing Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the estimated results from the 36.5% interest in GSK Consumer Healthcare for the period from March 2, 2015 onward (the latter is reported as part of income from associated companies).

Discontinued operations included in 2015 the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and OTC business until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

Discontinued operations also included in the first quarter of 2015 the exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion from the Vaccines non-influenza business and USD 5.9 billion arising from the contribution of Novartis OTC into GSK Consumer Healthcare Holdings). In addition the GSK transactions resulted in USD 0.5 billion of additional transaction-related costs, which were expensed and reported in Corporate discontinued operations.

Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division, which are retained by Novartis and are now reported under Corporate activities.

As required by IFRS, results of the discontinued operations exclude any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2016	2015	Change	Q1 2016 USD m	Q1 2015 USD m	Change USD m

Balance at beginning of year	2 373.9	2 398.6	-24.7	77 046	70 766	6 280

Shares acquired to be held in Group Treasury		-5.0	5.0		-501	501

Shares acquired to be cancelled	-3.0	-6.6	3.6	-218	-654	436

Other share purchases	-1.7	-2.8	1.1	-137	-278	141

Increase in equity from exercise of options and employee transactions	4.0	25.6	-21.6	206	1 508	-1 302

Equity-based compensation	8.1	10.5	-2.4	215	425	-210

Decrease of treasury share repurchase obligation under a share buy-back trading plan					35	-35

Dividends				-6 475	-6 643	168

Net income of the period attributable to shareholders of Novartis AG				2 011	13 005	-10 994

Other comprehensive income attributable to shareholders of Novartis AG				-835	-1 287	452

Balance at March 31	2 381.3	2 420.3	-39.0	71 813	76 376	-4 563

5. Consolidated income statements – Segmentation

The businesses of Novartis are divided operationally on a worldwide basis into three reporting segments. In addition, we separately report Corporate activities.

Following the internal reorganization announced on January 27, 2016, the reporting segments and their financial results have been adapted to reflect in all years presented the transfers of the Alcon Ophthalmic Pharmaceuticals Franchise from the Alcon Division to the Pharmaceuticals Division and the transfer of selected mature products from the Pharmaceuticals Division to the Retails Generics and Oncology Injectables franchise of the Sandoz Division. In order to comply with International Financial Reporting Standards (IFRS), Novartis has restated its consolidated income statement by segment to reflect the above mentioned internal reorganization.

Pharmaceuticals researches, develops, manufactures, distributes and sells patented prescription medicines. The Pharmaceuticals Division is organized into global business franchises responsible for the commercialization of various products. These franchises are: Oncology, Neuroscience, Ophthalmology, Immunology and Dermatology, Respiratory, Cardio-Metabolic, Established Medicines and Cell and Gene Therapies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. The Alcon Division is the global leader in eye care with product offerings in surgical and vision care. The Alcon Division is organized globally in two global business franchises as follows: In Surgical, Alcon develops, manufactures, distributes and sells ophthalmic surgical equipment, instruments, disposable products and intraocular lenses. In Vision Care, Alcon develops, manufactures, distributes and sells contact lenses and lens care products.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, which are not protected by valid and enforceable third-party patents. The Sandoz Division is organized globally in three franchises, Retail Generics and Oncology Injectables, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory and ophthalmics, as well as cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies. Finished dosage form anti-infectives sold to third parties are also part of Retail Generics. In Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates – mainly antibiotics - for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products known as biosimilars and provides biotechnology manufacturing services to other companies.

Details on Corporate, Novartis Institutes for Biomedical Research and Novartis Business Services supporting the divisions are provided in Note 3 of the Annual Report 2015.

Segmentation - First quarter (unaudited)

	Pharmaceuticals		Sandoz		Alcon		Corporate (including eliminations)		Group

	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties from continuing operations	7 729	7 960	2 445	2 444	1 426	1 531			11 600	11 935

Sales to continuing and discontinued segments	164	138	25	38			-189	-150		26

Net sales from continuing operations	7 893	8 098	2 470	2 482	1 426	1 531	-189	-150	11 600	11 961

Other revenues	177	207	9	6	4	7	20	21	210	241

Cost of goods sold	-2 240	-1 990	-1 438	-1 409	-763	-786	229	205	-4 212	-3 980

Gross profit from continuing operations	5 830	6 315	1 041	1 079	667	752	60	76	7 598	8 222

Marketing & Sales	-1 918	-1 894	-410	-408	-413	-389			-2 741	-2 691

Research & Development	-1 732	-1 761	-195	-196	-114	-110			-2 041	-2 067

General & Administration	-244	-261	-80	-84	-119	-120	-121	-126	-564	-591

Other income	541	253	38	14	18	22	180	125	777	414

Other expense	-297	-202	-48	-65	-8	-14	-225	-221	-578	-502

Operating income from continuing operations	2 180	2 450	346	340	31	141	-106	-146	2 451	2 785

as % of net sales	28.2%	30.8%	14.2%	13.9%	2.2%	9.2%			21.1%	23.3%

Income from associated companies			2				125	15	127	15

Interest expense									-185	-179

Other financial income and expense									-41	57

Income before taxes from continuing operations									2 352	2 678

Taxes									-341	-372

Net income from continuing operations									2 011	2 306

Net income from discontinued operations										10 699

Net income									2 011	13 005

[1] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

Discontinued operations – Income statement 2015

Q1 2015 USD m

Net sales to third parties of discontinued operations	548

Sales to continuing segments	17

Net sales of discontinued operations	565

Other revenues	18

Cost of goods sold	-281

Gross profit of discontinued operations	302

Marketing & Sales	-232

Research & Development	-123

General & Administration	-51

Other income	13 318

Other expense	-592

Operating income of discontinued operations	12 622

Income before taxes of discontinued operations	12 622

Taxes	-1 923

Income of discontinued operations	10 699

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of March 31, 2016 and December 31, 2015. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2015 Annual Report, published on January 27, 2016.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Mar 31, 2016 USD m	Dec 31, 2015 USD m	Mar 31, 2016 USD m	Dec 31, 2015 USD m	Mar 31, 2016 USD m	Dec 31, 2015 USD m	Mar 31, 2016 USD m	Dec 31, 2015 USD m	Mar 31, 2016 USD m	Dec 31, 2015 USD m

Debt securities	285	316	24	23					309	339

Equity securities	6	6							6	6

Fund investments	27	29				4			27	33

Total available-for-sale marketable securities	318	351	24	23		4			342	378

Time deposits with original maturity more than 90 days							170	164	170	164

Derivative financial instruments			16	143					16	143

Accrued interest on debt securities							1	2	1	2

Total marketable securities, time deposits and derivative financial instruments	318	351	40	166		4	171	166	529	687

Financial investments and long-term loans
Available-for-sale financial investments	412	700			512	473			924	1 173

Fund investments					101	90			101	90

Contingent consideration receivables					559	550			559	550

Long-term loans and receivables from customers and finance lease, advances, security deposits							654	653	654	653

Financial investments and long-term loans	412	700			1 172	1 113	654	653	2 238	2 466

Associated companies at fair value through profit or loss					188	181			188	181

Total associated companies at fair value through profit or loss					188	181			188	181

Contingent consideration payables					-917	-790			-917	-790

Other financial liabilities					-289	-315			-289	-315

Derivative financial instruments			-192	-30					-192	-30

Total financial liabilities at fair value			-192	-30	-1 206	-1 105			-1 398	-1 135

There were no changes in the first three months of the year in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 18.7 billion at March 31, 2016 (USD 17.8 billion at December 31, 2015) compared to the balance sheet value of USD 17.3 billion at March 31, 2016 (USD 17.2 billion at December 31, 2015).

For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans amounted to USD 2.2 billion at March 31, 2016 (USD 2.5 billion at December 31, 2015) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2015 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 20, 2016 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report.

Investigations and related litigations
Lucentis/Avastin® Italy
Granting a request by Novartis, in March 2016 the council of state suspended Novartis’ appeal against the decision of the Tribunale amministrativo regionale (TAR) del Lazio and referred five legal questions to the European Court of Justice (ECJ) for a preliminary ruling. As previously reported, the TAR del Lazio decision had upheld the fines imposed on Novartis AG (NAG), Novartis Farma S.p.A., and two Roche entities for alleged collusion to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. The ECJ’s decision is pending. Novartis continues to vigorously contest the claims.

China investigations
After reports of Chinese government investigations of other pharmaceutical companies for alleged improper use of certain China-based travel agencies to reward healthcare providers, Novartis commenced an internal investigation in 2013 concerning its local affiliates’ relationships with China-based travel agencies (and other vendors). In March 2016, NAG achieved a civil settlement with the US Securities and Exchange Commission (SEC) to pay USD 25 million to settle charges that it violated the internal controls and books-and-records provisions of the Foreign Corrupt Practices Act, without admitting or denying the findings. Novartis also agreed for two years to report to the SEC on the status of its remediation and anti-corruption compliance.

South Korea investigation
In Q1 2016, the Seoul Western District Prosecutor initiated a criminal investigation into allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to healthcare professionals.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2015. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions and restructuring charges that exceed a threshold of USD 25 million, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group –First quarter

	Pharmaceuticals		Sandoz		Alcon		Corporate		Group

	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015 restated [1]	Q1 2016	Q1 2015	Q1 2016	Q1 2015
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

IFRS Operating income from continuing operations	2 180	2 450	346	340	31	141	-106	-146	2 451	2 785

Amortization of intangible assets	609	444	116	106	221	226			946	776

Impairments

Intangible assets	2	2	3		4				9	2

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		1								1

Other property, plant & equipment		1	7	26		1		56	7	84

Financial assets		12					20	19	20	31

Total impairment charges	2	16	10	26	4	1	20	75	36	118

Acquisition or divestment related items

- Income	-7	-1					-68	-26	-75	-27

- Expense	5	42					67	17	72	59

Total acquisition or divestment related items, net	-2	41					-1	-9	-3	32

Other exceptional items

Exceptional divestment gains	-326	-135							-326	-135

Restructuring items

- Income	-15	-1	-18		-1		-1		-35	-1

- Expense	99	59	31	11	1	9	17	1	148	80

Legal-related items

- Income	-99								-99

- Expense	136								136

Additional exceptional income		-32			-13	-2	-8		-21	-34

Additional exceptional expense	18	13				7	10	10	28	30

Total other exceptional items	-187	-96	13	11	-13	14	18	11	-169	-60

Total adjustments	422	405	139	143	212	241	37	77	810	866

Core operating income from continuing operations	2 602	2 855	485	483	243	382	-69	-69	3 261	3 651

as % of net sales	33.7%	35.9%	19.8%	19.8%	17.0%	25.0%			28.1%	30.6%

Income from associated companies			2				125	15	127	15

Core adjustments to income from associated companies, net of tax							126	206	126	206

Interest expense									-185	-179

Other financial income and expense									-41	57

Taxes (adjusted for above items)									-500	-551

Core net income from continuing operations									2 788	3 199

Core net loss from discontinued operations										-83

Core net income									2 788	3 116

Core net income attributable to shareholders of Novartis AG									2 788	3 116

Core basic EPS from continuing operations (USD)[2]									1.17	1.33

Core basic EPS from discontinued operations (USD)[2]										-0.04

Total core basic EPS (USD)[2]									1.17	1.29

[1] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – First quarter

	Q1 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q1 2016 Core results	Q1 2015 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit from continuing operations	7 598	937	7		20	8 562	8 990

Operating income from continuing operations	2 451	946	36	-3	-169	3 261	3 651

Income before taxes from continuing operations	2 352	1 034	36	-3	-131	3 288	3 750

Taxes from continuing operations[5]	-341					-500	-551

Net income from continuing operations	2 011					2 788	3 199
Net loss from discontinued operations							-83

Net income	2 011					2 788	3 116

Basic EPS from continuing operations (USD)[6]	0.85					1.17	1.33
Basic EPS from discontinued operations (USD)[6]							-0.04

Total basic EPS (USD)[6]	0.85					1.17	1.29

The following are adjustments to arrive at Core Gross Profit from continuing operations

Cost of goods sold	-4 212	937	7		20	-3 248	-3 184

The following are adjustments to arrive at Core Operating Income from continuing operations

Research & Development	-2 041	9	2		19	-2 011	-2 044

General & Administration	-564				11	-553	-577

Other income	777			-75	-468	234	246

Other expense	-578		27	72	249	-230	-273

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	127	88			38	253	221

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 88 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold includes an income due to an adjustment of a contingent consideration; Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Research & Development and Other expense include other restructuring expenses; Research & Development also includes an expense due to an adjustment of a contingent consideration; General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes an income related to the portfolio transformation, other restructuring income and gains from product divestments; Other income and Other expense also include net legal settlements. Income from associated companies includes USD 38 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 936 million to arrive at the core results before tax amounts to USD 159 million. The average tax rate on the adjustments for continuing operations is 17.0% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First quarter

	Q1 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q1 2016 Core results	Q1 2015 restated Core results [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	5 830	603			13	6 446	6 752

Operating income	2 180	609	2	-2	-187	2 602	2 855

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 240	603			13	-1 624	-1 525

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 732	6	2		19	-1 705	-1 741

Other income	541			-7	-440	94	112

Other expense	-297			5	221	-71	-113

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible assets.
[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense also include other restructuring income and expenses; Research & Development also includes an expense due to an adjustment of a contingent consideration; Other income also includes gains from product divestments; Other income and Other expense also include net legal settlements.

[5] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First quarter

	Q1 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q1 2016 Core results	Q1 2015 restated Core results [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 041	116	3		20	1 180	1 187

Operating income	346	116	10		13	485	483

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 438	116	3		20	-1 299	-1 301

The following are adjustments to arrive at Core Operating Income

Other income	38				-18	20	14

Other expense	-48		7		11	-30	-30

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other income include net restructuring charges mainly related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Other income and Other expense also include other restructuring income and expenses.

[4] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First quarter

	Q1 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q1 2016 Core results	Q1 2015 restated Core results [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	667	218	4		-13	876	975

Operating income	31	221	4		-13	243	382

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-763	218	4		-13	-554	-563

The following are adjustments to arrive at Core Operating Income

Research & Development	-114	3				-111	-107

Other income	18				-1	17	21

Other expense	-8				1	-7	-5

[1] Amortization of intangible assets: Cost of goods sold and Research & Development include recurring amortization of acquired rights to in-market products and other production-related intangible assets.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other exceptional items: Cost of goods sold includes an income due to an adjustment of a contingent consideration; Other income and Other expense include other restructuring income and expenses.
[4] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First quarter

	Q1 2016 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q1 2016 Core results	Q1 2015 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	60					60	76

Operating loss	-106		20	-1	18	-69	-69

The following are adjustments to arrive at Core Operating Loss

General & Administration	-121				11	-110	-119

Other income	180			-68	-9	103	99

Other expense	-225		20	67	16	-122	-125

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[3] Other exceptional items: General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income also includes an income related to the portfolio transformation; Other expense also includes other restructuring expenses.

CORE RESULTS – Discontinued operations – First quarter 2015

Q1 2015 Core results
USD millions

Gross profit	306

Operating loss	-102

Loss before taxes	-102

Taxes	19

Net loss	-83

Basic EPS (USD)	-0.04

The following accounts have been adjusted to arrive at Core Gross Profit

Cost of goods sold	-277

The following accounts have been adjusted to arrive at Core Operating Loss

Other income	8

Other expense	-10

Condensed consolidated changes in net debt

First quarter

	Q1 2016 USD m	Q1 2015 USD m

Change in cash and cash equivalents	-217	-6 550

Change in marketable securities, commodities, financial debt and financial derivatives	-6 307	-4 651

Increase in net debt	-6 524	-11 201

Net debt at January 1	-16 484	-6 549

Net debt at March 31	-23 008	-17 750

Components of net debt

	Mar 31, 2016 USD m	Mar 31, 2015 USD m

Current financial debts and derivative financial instruments	-11 629	-10 279

Non-current financial debts	-16 465	-14 834

Less liquidity:

Cash and cash equivalents	4 457	6 473

Marketable securities, commodities and derivative financial instruments	629	890

Net debt at March 31	-23 008	-17 750

Share information

	Mar 31, 2016	Mar 31, 2015

Number of shares outstanding	2 381 276 524	2 420 346 411

Registered share price (CHF)	69.70	96.15

ADR price (USD)	72.44	98.61

Market capitalization (USD billions)	172.1	239.7

Market capitalization (CHF billions)	166.0	232.7

Free cash flow

First quarter

	Q1 2016 USD m	Q1 2015 USD m	Change USD m

Operating income from continuing operations	2 451	2 785	-334

Reversal of non-cash items
Depreciation, amortization and impairments	1 369	1 282	87

Change in provisions and other non-current liabilities	261	232	29

Other	-193	48	-241

Operating income adjusted for non-cash items	3 888	4 347	-459

Interest and other financial receipts	451	906	-455

Interest and other financial payments	-134	-128	-6

Taxes paid	-519	-578	59

Payments out of provisions and other net cash movements in non-current liabilities	-512	-422	-90

Change in inventory and trade receivables less trade payables	-1 364	-1 490	126

Change in other net current assets and other operating cash flow items	-268	-739	471

Cash flows from operating activities from continuing operations	1 542	1 896	-354

Purchase of property, plant & equipment	-385	-469	84

Purchase of intangible, financial and other non-current assets	-324	-246	-78

Proceeds from sales of property, plant & equipment, intangible and financial assets	529	284	245

Free cash flow from continuing operations	1 362	1 465	-103

Free cash flow from discontinued operations		-239	239

Total free cash flow	1 362	1 226	136

Net sales of the top 20 pharmaceutical products in 2016 – First quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	319	-40	515	1	834	-22	-20

Gilenya	Neuroscience	Relapsing multiple sclerosis	367	12	331	13	698	9	12

Lucentis	Ophthalmology	Age-related macular degeneration			452	-11	452	-16	-11

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	209	8	192	7	401	4	8

Tasigna	Oncology	Chronic myeloid leukemia	164	15	218	1	382	3	6

Afinitor/Votubia	Oncology	Breast cancer / TSC	190	-9	177	6	367	-5	-2

Galvus	Cardio-Metabolic	Diabetes			283	4	283	-3	4

Diovan/Co–Diovan	Established Medicines	Hypertension	39	-54	233	-14	272	-27	-23

Exjade/Jadenu	Oncology	Chronic iron overload	105	48	118	1	223	15	18

Exforge	Established Medicines	Hypertension		-100	221	-9	221	-21	-15

Xolair[1]	Respiratory	Asthma			192	14	192	7	14

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	123	nm	53	nm	176	nm	nm

Votrient	Oncology	Renal cell carcinoma	81	nm	85	nm	166	nm	nm

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	55	13	96	-7	151	-5	-1

Tafinlar/Mekinist	Oncology	Melanoma	67	nm	83	nm	150	nm	nm

Topical Olopatadine Group	Ophthalmology	Allergic conjunctivitis	73	-43	63	-10	136	-31	-31

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	62	nm	69	nm	131	nm	nm

Voltaren/Cataflam	Established Medicines	Inflammation/pain			124	-1	124	-7	-1

Jakavi	Oncology	Myelofibrosis			124	44	124	38	44

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	10	-17	113	-12	123	-16	-13

Top 20 products total			1 864	0	3 742	5	5 606	0	4

Rest of portfolio			681	-15	1 442	2	2 123	-10	-6

Total Division sales			2 545	-4	5 184	4	7 729	-3	1

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which are managed by the Immunology and Dermatology).
nm = not meaningful

Pharmaceuticals net sales by business franchise – First quarter

	Q1 2016	Q1 2015 restated [1]	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	834	1 070	-22	-20

Tasigna	382	372	3	6

Subtotal Bcr-Abl franchise	1 216	1 442	-16	-13

Sandostatin	401	385	4	8

Afinitor/Votubia	367	388	-5	-2

Exjade/Jadenu	223	194	15	18

Votrient	166	57	nm	nm

Tafinlar/Mekinist	150	40	nm	nm

Promacta/Revolade	131	36	nm	nm

Jakavi	124	90	38	44

Zykadia	24	16	50	54

Other	227	208	9	13

Total Oncology	3 029	2 856	6	9

Neuroscience
Gilenya	698	638	9	12

Exelon/Exelon Patch	116	233	-50	-47

Other	33	35	-6	-3

Total Neuroscience	847	906	-7	-3

Ophthalmology
Lucentis	452	539	-16	-11

Travoprost Group	151	159	-5	-1

Topical Olopatadine Group	136	198	-31	-31

Systane Group	89	98	-9	-4

Other	542	586	-8	-4

Total Ophthalmology	1 370	1 580	-13	-9

Immunology and Dermatology
Cosentyx	176	22	nm	nm

Neoral/Sandimmun(e)	123	146	-16	-13

Myfortic	104	99	5	20

Zortress/Certican	91	81	12	19

Ilaris	62	55	13	16

Other	39	40	-3	4

Subtotal Immunology and Dermatology excluding Everolimus stent drug	595	443	34	41

Everolimus stent drug	25	24	4	3

Total Immunology and Dermatology	620	467	33	39

Respiratory
Ultibro Breezhaler	78	52	50	54

Seebri Breezhaler	35	37	-5	0

Onbrez Breezhaler/Arcapta Neohaler	33	43	-23	-17

Subtotal COPD[2] portfolio	146	132	11	15

Xolair[3]	192	180	7	14

Other	8	10	-20	-2

Total Respiratory	346	322	7	14

Cardio-Metabolic
Galvus	283	292	-3	4

Entresto	17	0	nm	nm

Other	3	0	nm	nm

Total Cardio-Metabolic	303	292	4	10

Established Medicines
Diovan	272	372	-27	-23

Exforge	221	281	-21	-15

Voltaren/Cataflam	124	134	-7	-1

Ritalin/Focalin	70	102	-31	-29

Other	527	648	-19	-14

Total Established Medicines	1 214	1 537	-21	-16

Total Division net sales	7 729	7 960	-3	1

Of which Growth products[4]	3 284	2 598	26	31

Of which rest of portfolio	4 445	5 362	-17	-13

[1] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[2] Chronic Obstructive Pulmonary Disease
[3] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which are managed by the Immunology and Dermatology).
[4] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity until at least 2020 in key markets.

nm = not meaningful

Net sales by region1 – First quarter

	Q1 2016	Q1 2015 restated	% change		Q1 2016	Q1 2015

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals[2]

Europe	2 698	2 572	5	9	35	32

US	2 545	2 659	-4	-4	33	33

Asia/Africa/Australasia	1 846	1 922	-4	-2	24	24

Canada and Latin America	640	807	-21	2	8	11

Total	7 729	7 960	-3	1	100	100

Of which in Established Markets	5 786	5 877	-2	0	75	74

Of which in Emerging Growth Markets	1 943	2 083	-7	5	25	26

Sandoz[2]

Europe	1 076	1 087	-1	3	44	44

US	865	847	2	2	35	35

Asia/Africa/Australasia	353	353	0	5	14	14

Canada and Latin America	151	157	-4	15	7	7

Total	2 445	2 444	0	4	100	100

Of which in Established Markets	1 805	1 777	2	3	74	73

Of which in Emerging Growth Markets	640	667	-4	5	26	27

Alcon[2]

Europe	376	400	-6	-2	26	26

US	607	628	-3	-3	43	41

Asia/Africa/Australasia	329	379	-13	-10	23	25

Canada and Latin America	114	124	-8	19	8	8

Total	1 426	1 531	-7	-3	100	100

Of which in Established Markets	1 124	1 173	-4	-3	79	77

Of which in Emerging Growth Markets	302	358	-16	-2	21	23

Continuing operations

Europe	4 150	4 059	2	6	36	34

US	4 017	4 134	-3	-3	35	35

Asia/Africa/Australasia	2 528	2 654	-5	-2	22	22

Canada and Latin America	905	1 088	-17	6	7	9

Total continuing operations	11 600	11 935	-3	1	100	100

Of which in Established Markets	8 715	8 827	-1	0	75	74

Of which in Emerging Growth Markets	2 885	3 108	-7	5	25	26

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

Principal currency translation rates

First quarter

	Average rates Q1 2016 USD	Average rates Q1 2015 USD	Period-end rates Mar 31, 2016 USD	Period-end rates Mar 31, 2015 USD

1 CHF	1.005	1.050	1.037	1.030

1 CNY	0.153	0.160	0.155	0.161

1 EUR	1.102	1.127	1.132	1.078

1 GBP	1.431	1.515	1.435	1.478

100 JPY	0.867	0.840	0.890	0.832

100 RUB	1.337	1.588	1.473	1.728

Income from associated companies

	Q1 2016 USD m	Q1 2015 USD m

Share of estimated Roche reported results	179	182

Prior-year adjustment	-68	-157

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-36	-38

Net income effect from Roche Holding AG	75	-13

Share of estimated GSK CH reported results	53	28

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-3

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings	50	28

Others	2

Income from associated companies related to continuing operations	127	15

Core income from associated companies

	Q1 2016 USD m	Q1 2015 USD m

Income from associated companies related to continuing operations	127	15

Share of estimated Roche core adjustments	52	48

Roche prior year adjustment	36	136

Share of estimated GlaxoSmithKline Consumer Healthcare Holdings core adjustments	38	22

Core income from associated companies related to continuing operations	253	221

Disclaimer

This press release contains forward-looking statements that can be identified by words such as “guidance,” “growth products,” “continues,” “launches,” “accelerate,” “ramping up,” “innovation,” “momentum,” “initiatives,” “growth plan,” “underway,” “on track,” “expected,” “plan,” “confident,” “long-term,” “prospects,” “pipeline,” “priorities,” “ongoing,” “progress,” “continued,” “growth drivers,” “focus,” “encouraging,” “planned,” “Breakthrough Therapy,” “investigational,” “expect,” “later in the year,” “pending,” “will,” “priority,” “aims,” “outlook,” “would,” “plans,” “launch,” “submitted,” “contingent,” “launched,” “seeking,” “upcoming,” “explore,” “potential,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and continues this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued increases in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Neulasta® is a registered trademark of Amgen Inc. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Remicade® and Stelara® are registered trademarks of Janssen Biotech, Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

May 24-25, 2016	Meet Novartis Management investor event in Basel, Switzerland
July 19, 2016	Second quarter results 2016
October 25, 2016	Third quarter results 2016